

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2023

Dewan F.H. Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
625 N. Flagler Drive, Suite 600
West Palm Beach, FL 33401

      Re: Nemaura Medical Inc.
          Registration Statement on Form S-1
          Filed March 14, 2023
          File No. 333-270511

Dear Dewan F.H. Chowdhury:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 14, 2023

General

1.   We note this registration statement seeks to register for resale 4,796,206 shares of common stock issuable upon the exercise of warrants held by two selling shareholders who purchased the securities in a January 27, 2023. We note from the Form 8-K filed February 23, 2023, in which you reported, pursuant to Item 5.07, Submission of Matters to Vote of Security Holders," that "[o]n January 27, 2023, the holders of an aggregate of 13,596,205 shares of the Company's common stock, representing approximately 56.4% of the overall voting power of the Company, approved [the] proposed issuance and sale" of the 4,797,206 shares of common stock and warrants to purchase the same number of shares of common stock in the "concurrent private placement." It does not appear that you solicited proxies or circulated information statements pursuant to Exchange Act Regulations 14A or 14C, as no filing is reflected in Edgar. Please advise. To the extent you believe these regulations did not apply, please provide your analysis, including your analysis regarding whether the shares you seek to register in this registration statement have been legally issued.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Craig D. Linder, Esq.